SCHEDULE 13D   Under the Securities Exchange Act of 1934
(Amendment No.)



(Name of Issuer) 		 Ferro Corporation

(Title of Class of Securities)	 Common Stock

(CUSIP Number)		         315405100


(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        Paul J. Isaac
			75 Prospect Avenue
			Larchmont, New York 10538
		        (212) 650-4670

(Date of Event which Requires Filing of this Statement)

                        March 04, 2009

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.
SEC 1746 (03-00)


CUSIP No. 315405100

1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

            Arbiter Partners, LP  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only

4.	Source of Funds (See Instructions)

        PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

                 2,650,304


	8.	Shared Voting Power

                NA


	9.	Sole Dispositive power

		2,650,304

	10.	Shared Dispositive Power

      		NA

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        2,650,304

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

	6.1% Arbiter Partners, L.P.

14.	Type of Reporting Person (see instructions)

        PN


CUSIP No. 315405100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

               Isaac Brothers, LLC  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        PF

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                 604,872



	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		604,872

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        604,872

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        1.4% Isaac Brothers, LLC

14.	Type of Reporting Person (see instructions)

        OO


CUSIP No. 315405100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

       Marjorie S. Isaac Grandchildren Trust  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                  290,649



	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		 290,649

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

         290,649

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.7%  Marjorie S. Isaac Grandchildren Trust

14.	Type of Reporting Person (see instructions)

        OO

CUSIP No. 315405100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

         Marjorie S. Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                 104,000


	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		 104,000

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

          104,000


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.2%  Marjorie S. Isaac

14.	Type of Reporting Person (see instructions)

        IN


Item 1. Security and Issuer


        Common Stock
	Ferro Corporation
        1000 Lakeside Avenue
        Cleveland, OH 44114-7000


Item 2. Identity and Background

 (a) Name

     Arbiter Partners, L.P.
     Isaac Brothers, LLC
     Marjorie S. Isaac Grandchildren Trust
     Marjorie S. Isaac


 (b) Residence or business address


        Arbiter Partners, L.P.
	149 Fifth Avenue, 15th Floor
	New York, New York  10010

	Paul J. Isaac - manager


        Isaac Brothers, LLC
        75 Prospect Avenue
        Larchmont, New York 10538

	Paul J. Isaac - manager
        Daniel H. Isaac - member
        Frederick J. Isaac - member


	Marjorie S. Isaac Grandchildren's Trust
	75 Prospect Avenue
	Larchmont, New York 10538

	Paul J. Isaac- manager
	Abigail E. Isaac - grandchild
	Johanna H. Isaac - grandchild
	Samuel F. Isaac  - grandchild
	Benjamin J. Isaac -grandchild

	Marjorie S. Isaac
	55 Grasslands Road D 259
        Valhalla, NY 10595




 (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;


        Please see section (b)


 (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

        None

 (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and

        None

(f) Citizenship.

        United States


Item 3. Source and Amount of Funds or Other Consideration

Purchases for Arbiter Partners, L.P., a securities investment partnership, were made with cash for partnership investment.


Purchases for Isaac Brothers, LLC were made with cash for personal investment.


Purchases for Marjorie S. Isaac Grandchildren's Trust were made with cash for personal investment

Purchases for Marjorie S. Isaac were made with cash for personal investment


Item 4. Purpose of Transaction

The purchase of 2,650,304 common shares of Ferro Corporation by Arbiter Partners, LP was made for investment purposes.


The purchase of 604,872 common shares of Ferro Corporation by Isaac Brothers, LLC was made for investment purposes.


The purchase of 290,649 common shares of Ferro Corporation by Marjorie S. Isaac Grandchildren's Trust was made for investment purposes.


The purchase of 104,000 common shares of Ferro Corporation by Marjorie S. Isaac was made for investment purposes.



Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;


Arbiter Partners, L.P. holds 2,650,304 common shares of Ferro Corporation, or 6.1%.

Isaac Brothers, LLC holds 604,872 common shares of Ferro Corporation, or 1.4%.

Marjorie S. Isaac Grandchildren's Trust holds 290,649 common shares of Ferro Corporation or 0.7%


Marjorie S. Isaac holds 104,000 common shares of Ferro Corporation or 0.2%


(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;


Arbiter Partners, LP, managed by Paul J. Isaac, owns 2,650,304 shares of common stock. Paul J. Isaac has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 2,650,304 shares.


Isaac Brothers, LLC managed by Paul J. Isaac, owns 604,872 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 604,872 shares.


Marjorie S. Isaac Grandchildren's Trust, managed by Paul J. Isaac, owns 290,649 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 290,649 shares.


Marjorie S. Isaac owns 104,000 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 104,000 shares.




(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191 ), whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5( c ) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

	For Arbiter Partners, L.P.:


TRADE DATE      QUANTITY       UNIT COST

 01/22/09  	6,300.00	4.72
 01/23/09  	12,400.00	4.71
 02/03/09  	10,000.00	3.44
 02/03/09  	10,000.00	3.49
 02/04/09  	7,600.00	3.46
 02/05/09  	85,000.00	3.04
 02/06/09  	14,000.00	3.03
 02/09/09  	25,000.00	3.19
 02/10/09  	29,300.00	2.87
 02/12/09  	32,000.00	2.80
 02/17/09  	40,000.00	2.75
 02/18/09  	38,000.00	2.25
 02/19/09  	30,000.00	2.35
 02/20/09  	33,200.00	1.99
 02/23/09  	155,000.00	1.75
 02/24/09  	45,000.00	1.42
 02/25/09  	138,340.00	1.38
 02/26/09  	75,150.00	1.75
 02/27/09  	57,514.00	1.48
 03/02/09  	260,800.00	1.24
 03/03/09  	531,000.00	1.16
 03/04/10	396,700.00	1.19
 03/05/09  	460,000.00	0.98
 03/06/09       158,000.00      0.90


	For Isaac Brothers, LLC:

TRADE DATE  	 QUANTITY     UNIT COST

 02/17/09	20,000.00	2.73
 02/23/09	45,000.00	1.68
 02/24/09	13,762.00	1.40
 02/25/09	37,860.00	1.36
 02/26/09	12,750.00	1.82
 02/26/09	13,500.00	1.55
 03/02/09	40,000.00	1.21
 03/03/09	142,000.00	1.16
 03/04/09	140,000.00	1.20
 03/05/09	120,000.00	0.94
 03/06/09       20,000.00       0.90


	Marjorie S. Isaac Grandchildren's Trust:

TRADE DATE  	 QUANTITY     UNIT COST

 02/27/09	24,649.00	1.46
 03/02/09	30,000.00	1.27
 03/03/09	86,000.00	1.12
 03/05/09	120,000.00	0.98
 03/06/09       30,000.00       0.91

	Marjorie S. Isaac


TRADE DATE  	 QUANTITY     UNIT COST

 03/04/09	104,000.00	1.15




(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

        NA


(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

NA

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3( d)( I) and the note thereto.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none



Item 7. Material to Be Filed as Exhibits

none


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 06, 2009



Paul J. Isaac
Manager, Arbiter Partners, L.P. and Isaac Brothers, LLC